UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (04 March 2016)	Announcement Director/PDMR Shareholding (10 March 2016)
Announcement Director/PDMR Shareholding (09 March 2016)	Announcement Transaction in Own Shares (10 March 2016)
Announcement Transaction in Own Shares (09 March 2016)	Announcement Total Voting Rights (31 March 2016)

Diageo PLC - Director/PDMR Sharholding
Dated 04 March 2016

TO:      Regulatory Information Service

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 3 March 2016 that Mairéad Nayager, a Person Discharging Managerial Responsibility ("PDMR"), was granted the following conditional awards over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 3 March 2016, under the Company's 2014 Long Term Incentive Plan, adopted by the Company's shareholders on 18 September 2014 ("DLTIP"):

Name of PDMR	No. of Ordinary Shares
M Nayager	32,066

This conditional award will vest in March 2019 subject to the satisfaction of performance criteria.

Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the Ordinary Shares subject to the conditional award.

As a result of the above grants and awards, the interests of Mrs Nayager in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are unchanged.

V Cooper
Assistant Company Secretary

4 March 2016

Diageo PLC - Director/PDMR Shareholding
Dated 09 March 2016

TO:      Regulatory Information Service

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 8 March 2016 that on 7 March 2016 the Company released 3,356 American Depositary Shares ("ADSs)* to John Kennedy, a person discharging managerial responsibility ("PDMR") under the
      Company's 2008 Performance Share Plan ("PSP").  The awards were made on 7 March 2013 and vested at a level of 33%.  Also released were 350 ADSs that were accrued in respect of notional dividends under the PSP during the period.

Mr Kennedy subsequently sold 1,819** ADS at a price per ADS of $104.80 on the New York Stock Exchange. Mr Kennedy retains the balance of 1,887 ADS.

2.   It received notification on 8 March 2016 that on 3 March 2016 Deirdre Mahlan, a PDMR, was granted the following conditional awards over ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") (in the form of ADS Restricted Stock Units ("RSUs")), under the Company's 2014 Long Term Incentive Plan, adopted by the Company's shareholders on 18 September 2014 ("DLTIP"). There are performance conditions attached to the release of this award under the DLTIP, and the award will vest, subject to achievement of the performance conditions, as shown below:

Name of PDMR	Number of ADS RSUs	March 2019	March 2020
D Mahlan	21,926	50%	50%

3.   It received notification on 9 March 2016 that on 8 March 2016 the Company released 19,523 ADSs to Ivan Menezes, a director of the Company, in respect of an award made under the Company's Discretionary Incentive Plan
      ("DIP") on 8 March 2012.

Mr Menezes subsequently sold 11,118** ADS at a price per ADS of $105.43 on the New York Stock Exchange.  Mr Menezes retains the balance of 8,405 ADS.

As a result of the above transactions the interests of the director and PDMR in the Company's ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares
I Menezes	864,714 (of which 771,716 held as ADS)
Name of PDMR
J Kennedy	65,785 (of which 61,189 held as ADS)
D Mahlan	307,101 (of which 137,872 held as ADS)

V Cooper

Assistant Company Secretary

9 March 2016

*1 ADS is the equivalent of 4 Ordinary Shares.

** ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the PSP and DIP.

Diageo PLC - Transcation in Own Shares
Dated 09 March 2016

9 March 2016

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 109,552 ordinary shares at a price of £18.7780 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,211,563 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 237,590,610 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,516,784,428.

Diageo PLC - Director/PDMR Sharholding
Dated 10 March 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 March 2016 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 March 2016 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):
Name of Director	Number of Ordinary Shares
K Mikells	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 March 2016 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	11
D Cutter	10
S Moriarty	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.79.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 March 2016 that Dr FB Humer, a director of the Company, had purchased 441 Ordinary Shares on 10 March 2016 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.79.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	65,275
K Mikells	13,550 (of which 13,520 are held as ADS)*

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,343
D Cutter	8,810
S Moriarty	52,027

A Syed

Company Secretarial Assistant
10 March 2016

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Transcation in Own Shares
Dated 10 March 2016

10 March 2016

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 185,958 ordinary shares at a price of £18.6809 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,397,521 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 237,774,568 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,516,602,591.

Diageo PLC - Total Voting Rights
Dated 31 March 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:
The Company's issued capital on the 31 March 2016 consisted of 2,754,378,176 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,649,615 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.
Therefore, the total number of voting rights in the Company was 2,516,728,561 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.
A Syed
Company Secretarial Assistant

31 March 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 April 2016	By: /s/A Syed
Name: A Syed
Title: Company Secretariat